United States securities and exchange commission logo





                              August 3, 2023

       William Lim
       Chief Executive Officer
       Trident Digital Tech Holdings Ltd.
       Suntec Tower 3
       8 Temasek Boulevard Road, #24-03
       Singapore, 038988

                                                        Re: Trident Digital
Tech Holdings Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 7,
2023
                                                            CIK No. 0001983550

       Dear William Lim:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note your intention to apply for the listing of your ADS's on either the Nasdaq
                                                        Global Market or the
NYSE. Please revise your disclosure here and elsewhere as
                                                        appropriate to clearly
state whether your offering is contingent upon the listing of your
                                                        ADS's on the Nasdaq
Global Market or the NYSE.
   2. We note your disclosure on pages 4, 5 and 31 that you will be a controlled company following the
completion of the offering. Please revise your prospectus cover page and summary risk factors
section to disclose that you will be a controlled company.
 William Lim
Trident Digital Tech Holdings Ltd.
August 3, 2023
Page 2
         Additionally, where you discuss your status as a controlled company, please 1) identify and disclose the percentage of voting power to be held by Mr. Soon Huat Lim following the offering, 2) state if true, that Mr. Lim will have the ability to determine all matters requiring approval by stockholders and 3) clarify that in the event that you were to lose your controlled company status, you could still rely on the NYSE or Nasdaq rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent.
3. We note your discussion of a dual-class share structure on page 24. Please revise the prospectus cover page to disclose your dual-class voting structure. Quantify the voting power that your Class A ordinary shareholder will have after the offering, and identify the holder of such shares.
Prospectus Summary, page 1

4. We note your statement on pages 1, 45 and 61 regarding your "successful track record." Please provide support for these statements or characterize them as management's beliefs.
5. We note your statement on pages 1, 2, 45, 61, 62 and 63 that you are a "leading digital transformation enabler in Singapore." Please revise your disclosure to consistently clarify the specific market in which you are a leading digital transformation enabler. In this regard, we note you appear to be the fourth largest contributor of services in the market for Singapore-based companies who have been approved to participate in the SMEs Go
         Digital program, rather than in the broader market for digital solutions in Singapore which you also discuss throughout the prospectus.
6. In the last paragraph of the Overview subsection, on page 2, where you discuss your revenue, please also disclose your net income/loss for the noted periods.
Risk Factors, page 14

7. We note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be
FirstName LastNameWilliam Lim
       unrelated to your actual or expected operating performance and financial condition or
Comapany    NameTrident
       prospects,  making Digital   Tech
                           it difficult forHoldings Ltd.investors to assess the
rapidly changing value
                                            prospective
Augustof3,your
           2023stock.
                  Page 2
FirstName LastName
 William Lim
FirstName   LastNameWilliam
Trident Digital Tech HoldingsLim
                             Ltd.
Comapany
August      NameTrident Digital Tech Holdings Ltd.
        3, 2023
August
Page 3 3, 2023 Page 3
FirstName LastName
8. We note your disclosure on page 53 that you are "exposed to interest rate risk while [you have] bank loans." Please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.
Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court . . ., page 26

9. We note your disclosure that your "post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York . . . is
         the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the
         United States." We also note your representation that the deposit agreement provides that
         "the United States District Court for the Southern District of New York . . . shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us and the depositary that may arise out of or relate in any way to the deposit agreement including without limitation claims under the Securities Act." Please revise here and elsewhere as appropriate to clearly state whether the exclusive forum provision in the deposit agreement will also apply to claims arising under the Exchange
         Act. Additionally, with respect to Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
ADS holders may not be entitled to a jury trial . . ., page 29

10. Please disclose whether the jury trial waiver provision would apply if an ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions.
We have identified material weaknesses in our internal control over financial reporting . . ., page
32

11. Please revise your risk factor to disclose whether you have a timeline for remediation and if there are any associated material costs.
 William Lim
FirstName   LastNameWilliam
Trident Digital Tech HoldingsLim
                             Ltd.
Comapany
August      NameTrident Digital Tech Holdings Ltd.
        3, 2023
August
Page 4 3, 2023 Page 4
FirstName LastName
Use of Proceeds, page 36

12. We note your representation on page 64 that you "plan to pursue strategic acquisitions." Please revise here and elsewhere as appropriate to provide a brief description of your acquisition plans, including the types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that the company will target.
Capitalization, page 38

13.      Please address the following:
             Revise the table to incorporate indebtedness, including long-term debt and related parties payables, as part of your capitalization. Refer to Item 4(a) of Form F-1 and
             Item 3.B of Form 20-F.
             Refer to the pro forma as adjusted basis column. It appears you disclosed the capitalization information on a historical actual basis as of December 31, 2021 rather than a pro forma as adjusted basis as of December 31, 2022. Please revise.
14. Please format your table to clarify which column represents the actual basis and which column represents the pro forma as adjusted basis. Consider further revising your table to provide two pro forma as adjusted basis columns to illustrate capitalization metrics for if the over-allotment option is not exercised and for if the over-allotment option is exercised in full.
Enforceability of Civil Liabilities, page 40

15. Clarify here that while your memorandum and articles of association do not require arbitration, your deposit agreement will grant the depositary the "right to require a claim to be submitted to arbitration," according to your disclosure on page
26.
 William Lim
FirstName   LastNameWilliam
Trident Digital Tech HoldingsLim
                             Ltd.
Comapany
August      NameTrident Digital Tech Holdings Ltd.
        3, 2023
August
Page 5 3, 2023 Page 5
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues, page 47

16. While you discuss certain factors to which changes are attributable, you do not quantify these factors nor describe the underlying reasons in enough detail. For example, you state business consulting revenues increased due to offering more comprehensive brand consulting services with those contract prices being higher, and attribute the increase in IT customization revenues in part to more projects being completed, delivered and accepted by customers. However, you do not quantify any of these factors nor expand on what those additional services and projects are. Please expand your results of operations discussion to ensure all material factors are quantified and properly analyzed including the effects of changes in price, and amount of products or services being sold or to the introduction of new products or services. In addition, please provide information regarding the impact of foreign currency fluctuations on the results of the company as appropriate. Refer to Item 4(a) of Form F-1 and Item 5 of Form 20-F. Cost of Revenues, page 48

17. Please tell us your consideration of providing cost of revenues discussion similar to your discussion for revenue, separately by other subdivision (e.g. types of service/product -
         business consulting, IT consulting, and management software) in addition to your current breakout. Refer to Item 4(a) of Form F-1 and Item 5 of Form 20-F. Quantitative and Qualitative Disclosures About Market Risks, page 53

18. Please revise your foreign currency translation and transaction risk discussion to comply with one of the suggested formats outlined in Item 11(a)(1) of Form
20-F.
Management, page 73

19. We note your disclosure on page 20 that you are "subject to cybersecurity risks [such as]
         outages and breaches of operational systems." Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's data protection.
Related Party Transactions, page 80

20. We note your disclosure regarding financing from related parties. Please revise to quantify the approximate dollar amount involved in each related party transaction. Refer to Item 404(a)(3) of Regulation S-K.
Description of Share Capital, page 90

21. Please revise here and in your Description of American Depositary Shares section to reflect the exclusive forum provisions discussed in the risk factor disclosure on page 26.
 William Lim
Trident Digital Tech Holdings Ltd.
August 3, 2023
Page 6
Consolidated Statements of Operations and Comprehensive (Loss)/Income, page F-4

22. Given its materiality to Net (Loss)/Income, please provide a break out of the components of Other Expenses, net by their nature in a note to the financial statements. In addition, revise the line item description, Other Expenses, net, on the income statement as it is a credit balance. Make corresponding changes throughout the filing.
23. We note that you have presented earnings per share for the periods presented using four decimal places. Please revise throughout the filing to present earnings per share rounded to the nearest two decimal places so as not to indicate a higher degree of accuracy than actually exists.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(i) Revenue Recognition
Contract Balances, page F-11

24. Please revise to disclose the opening balance of your contract assets and liabilities for the earliest period presented (i.e. as of January 1, 2021). Refer to ASC 606-10-50-8(a).
(p) Loss/Income Per Share, page F-14

25. Please revise to disclose securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1(c).
(q) Segment Reporting, page F-14

26. Please revise to disclose revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total. If revenues from external customers attributed to an individual foreign country are material, disclose separately.
         Refer to ASC 280-10-50-41.
8. Leases, page F-16

27. Please revise to disclose the weighted average remaining lease term and the weighted average discount rate for the 2021 fiscal year. Refer to ASC 842-20-50-4(g).
10. Borrowings, page F-19
FirstName LastNameWilliam Lim
28. Please revise to disclose the combined aggregate amount of maturities for all long-term
Comapany    NameTrident
       borrowings         Digital
                   for each  of theTech
                                    five Holdings  Ltd. the date of the latest
balance sheet
                                         years following
Augustpresented.   Refer
        3, 2023 Page  6 to ASC 470-10-50-1.
FirstName LastName
 William Lim
FirstName   LastNameWilliam
Trident Digital Tech HoldingsLim
                             Ltd.
Comapany
August      NameTrident Digital Tech Holdings Ltd.
        3, 2023
August
Page 7 3, 2023 Page 7
FirstName LastName
Item 7. Recent Sales of Unregistered Securities, page II-1

29. Please clarify if the consideration amounts for your recent sales of unregistered securities are presented at the par value or the offering prices or amounts of consideration received. If these sales are presented at par value, please revise to disclose the aggregate offering price for shares sold for cash, and/or aggregate amount of consideration received for shares sold otherwise than for cash, as required by Item 701(c) of Regulation S-K.
General

30. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Stephen Kim at (202) 551-3291 or Angela Lumley at (202)
551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Stephanie Tang